# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gyrodyne, LLC, CIK 0001589061
CUSIP: 403829104
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 1 Flowerfield, Suite 24, St. James, New York (NY), 11780
Date of event which requires filing of this statement: 10/16/2025
Filed by CIK 0001915673
Persons authorized to receive notices and communications: STAR EQUITY FUND, LP, 53 Forest Avenue, Suite 101, Old Greenwich, Connecticut (CT), 06870, 203-489-9504

## Reporting persons
- STAR EQUITY FUND, LP (CIK 0001915673): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 156,774; sole dispositive power 156,774; aggregate amount beneficially owned 156,774 (7.1% of the class)
- STAR EQUITY FUND GP, LLC (CIK 0001956411): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 156,774; sole dispositive power 156,774; aggregate amount beneficially owned 156,774 (7.1% of the class)
- STAR INVESTMENT MANAGEMENT, LLC (CIK 0001956409): type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); member of a group; source of funds: affiliate funds (AF); sole voting power 156,774; sole dispositive power 156,774; aggregate amount beneficially owned 156,774 (7.1% of the class)
- STAR OPERATING COMPANIES, INC. (CIK 0000707388): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 156,774; sole dispositive power 156,774; aggregate amount beneficially owned 156,774 (7.1% of the class)
- STAR EQUITY HOLDINGS, INC. (CIK 0001210708): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 156,774; sole dispositive power 156,774; aggregate amount beneficially owned 156,774 (7.1% of the class)
- JEFFREY E. EBERWEIN (CIK 0001548312): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 156,774; sole dispositive power 156,774; aggregate amount beneficially owned 156,774 (7.1% of the class)
- STAR VALUE INVESTMENTS, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 156,774; sole dispositive power 156,774; aggregate amount beneficially owned 156,774 (7.1% of the class)
- HANNAH M. BIBLE: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MATTHEW R. SULLIVAN: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The following constitutes Amendment No. 8 ("Amendment No.8") to the Schedule 13D filed by the undersigned on August 1, 2022 (as previously amended, the "Schedule 13D"). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: Gyrodyne, LLC
Address of issuer's principal executive offices: 1 Flowerfield, Suite 24, St. James, New York (NY), 11780

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended and restated to read as follows:

This statement is filed by:

(i) Star Operating Companies, Inc., a Delaware corporation ("Star Operating Companies") formerly known as Star Equity Holdings, Inc.;
(ii) Star Equity Fund, LP, a Delaware limited partnership ("Star Equity");
(iii) Star Equity Fund GP, LLC, a Delaware limited liability company ("Star Equity GP"), which serves as the general partner of Star Equity Fund;
(iv) Star Investment Management, LLC, a Connecticut limited liability company ("Star Investment Management"), which serves as the investment manager of Star Equity Fund;
(v) Jeffrey E. Eberwein, who serves as the manager of Star Equity GP and Star Investment Management and CEO of Star Equity Holdings;
(vi) Star Value Investments, LLC., a Delaware limited liability company ("Star Value Investments") formerly known as Star Value, LLC;
(vii) Hannah M. Bible, as a former nominee for election to the board of directors of the Issuer (the "Board"). Ms. Bible joins in this filing solely for the purpose of disclosing that she is no longer a reporting person;
(viii) Matthew R. Sullivan, as a former nominee for election to the Board. Mr. Sullivan joins in this filing solely for the purpose of disclosing that he is no longer a reporting person; and
(ix) Star Equity Holdings, Inc., a Delaware corporation ("Star Equity Holdings") formerly known as Hudson Global, Inc.

Each of the foregoing, is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On October 16, 2025, Star Equity entered into a letter agreement (the "Settlement Agreement") with the Issuer, pursuant to which the Issuer, agreed to nominate only one director to the Board for election at the 2025 annual meeting of the Issuer (the "2025 Annual Meeting"), Richard B. Smith, and to reduce the size of the Board from five to four directors. The Issuer further agreed, at any time prior to the Termination Date (as defined below), if any of Jan H. Loeb, Nader G.M. Salour, Richard B. Smith or Ronald J. Macklin (each, a "Continuing Director") resigns or ceases to be a director due to death or disability, then the Board and Star Equity will engage in good faith discussions to identify a mutually acceptable independent (as defined under Nasdaq listing rules) replacement director (the "Replacement Director"), and if no agreement can be reached the size of the Board will be reduced to three directors. In such event, if a remaining Continuing Director subsequently resigns or ceases to be a director due to death or disability, then the Board may not make an additional appointment until the Board and Star Equity identify a mutually acceptable Replacement Director. The Issuer also agreed not to increase Board fees and to limit the aggregate fee paid to the Chairman of the Board to $65,000.

In exchange, Star Equity agreed to irrevocably withdraw its June 4, 2025 notice of intent to nominate two candidates for election to the Board at the 2025 Annual Meeting, and to customary standstill provisions. Star Equity further agreed to vote with the recommendation of the Board at the 2025 Annual Meeting and any shareholder meetings that may occur prior to December 31, 2026 (the "Termination Date"), including on the election of directors, except that Star Equity may vote (i) in its discretion on any proposal regarding certain extraordinary transactions, and (ii) in accordance with the recommendation of Institutional Shareholder Services Inc. ("ISS") to the extent the recommendation of ISS differs from the Board's recommendation on any matter presented to shareholders at a special meeting of shareholders following the 2025 Annual Meeting. Additionally, if the Board re-nominates and both Nader G.M. Salour and Jan H. Loeb agree to stand for election at the Issuer's 2026 annual meeting, the Termination Date will extend to December 31, 2027.

The Settlement Agreement also prevents Star Equity until the Termination Date from, among other things, (i) nominating any person for election or submitting any shareholder proposal for consideration at any meeting of shareholders of the Issuer at which directors are to be elected, (ii) soliciting proxies or (iii) taking actions to change or influence the Board, management or the direction of certain Issuer matters. Until the Termination Date, the Issuer and Star Equity have also agreed not to disparage each other.

The foregoing summary of the Settlement Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Settlement Agreement, which is attached as Exhibit 99.19 and incorporated herein by reference.

On October 16, 2025, pursuant to the Settlement Agreement, Star Equity withdrew its nomination of Ms. Bible and Mr. Sullivan for election to the Board at the 2025 Annual Meeting, and accordingly Ms. Bible and Mr. Sullivan are no longer reporting persons and join in this filing solely for the purpose of disclosing that they are no longer reporting persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On October 16, 2025, Star Equity entered into a Settlement Agreement as described in Item 4 and incorporated by reference herein.

As a result of the Settlement Agreement, Mr. Sullivan and Ms. Bible are no longer reporting persons and join in this filing solely for the purpose of disclosing that they are no longer reporting persons.

On October 16, 2025, the Reporting Persons, except for Ms. Bible and Mr. Sullivan, entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.20 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

Exhibit 99.19 Settlement Agreement dated October 16, 2025;
Exhibit 99.20 Joint Filling Agreement dated October 16, 2025.

## Signatures
- STAR EQUITY FUND, LP: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager of Star Equity Fund GP, LLC, the general partner of Star Equity Fund LP (10/20/2025)
- STAR EQUITY FUND GP, LLC: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager (10/20/2025)
- STAR INVESTMENT MANAGEMENT, LLC: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager (10/20/2025)
- STAR OPERATING COMPANIES, INC.: /s/ Richard K. Coleman, Jr., Richard K. Coleman, Jr., Chief Executive Officer (10/20/2025)
- STAR EQUITY HOLDINGS, INC.: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Chief Executive Officer (10/20/2025)
- JEFFREY E. EBERWEIN: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein (10/20/2025)
- STAR VALUE INVESTMENTS, LLC: /s/ Richard K. Coleman, Jr., Richard K. Coleman, Jr., CEO of Star Operating Companies, Inc., the sole member of Star Value Investments, LLC (10/20/2025)
- HANNAH M. BIBLE: /s/ Hannah M. Bible, Hannah M. Bible (10/20/2025)
- MATTHEW R. SULLIVAN: /s/ As attorney-in-fact for Matthew R. Sullivan, Hannah M. Bible (10/20/2025)